FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                               For March 19, 2003

                        Commission File Number: 000-30932

                                    REGUS PLC

                 (Translation of registrant's name into English)

                              3000 Hillswood Drive
                                Chertsey KT16 0RS
                                     England

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F   X          Form 40-F
                          _____                   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes            No      X
                        _____            _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____


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                                    REGUS PLC


                                INDEX TO EXHIBITS


Item
1.            Notification of Major Interests in Shares dated March 6, 2003




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                                   Signatures



      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  March 19, 2003
                                                   REGUS PLC.


                                                   By: /s/Stephen Stamp
                                                   Name: Stephen Stamp
                                                   Title: Group Finance Director

                                                                         Item 1




                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



LETTER TO COMPANY ANNOUNCEMENTS OFFICE


Substantial Shareholdings           Regus plc

On 6th March 2003 we received notification in accordance with the Companies Act of the following:

Cantor Fitzgerald Europe has acquired an interest in 87,374,000 ordinary shares of Regus plc as at 5th March 2003, being 15.00% of the issued share capital of Regus plc.


Notes:

The total issued share capital of Regus plc is 582,314,103 Ordinary Shares of 5 pence each.


Name of contact and telephone number for queries

Stephen Jolly
Group Communications Adviser
Telephone: 01932 895138

Date of notification: 6 March 2003